UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

Tottenham Acquisition I Limited
(Name of Issuer)

Ordinary Shares, $0.0001 par value
(Title of Class of Securities)

G8959N 106
(CUSIP Number)

December 31, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1 (b)
[   ] Rule 13d-1 (c)
[X] Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 7 Pages

CUSIP No. G8959N 106	13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Norwich Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 1,065,000(1)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 1,065,000(1)
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ] 1,065,000(1)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20.5%
12	TYPE OF REPORTING PERSON* FI

(1) Does not include (a) 107,500 ordinary shares issuable upon exercise of 215,000 warrants owned by Norwich Investment Limited or (b) 21,500 ordinary shares issuable upon conversion of rights owned by Norwich Investment Limited. Each warrant is exercisable at a price of $11.50 per full share commencing on the later of (x) the completion of an initial business combination and (y) August 1, 2019, and expires 5 years after the completion of an initial business combination, or earlier upon redemption. The rights convert automatically upon the closing of a business combination.

CUSIP No. G8959N 106	13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Jason Wong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 1,065,000(1)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 1,065,000(1)
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ] 1,065,000(1)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20.5%
12	TYPE OF REPORTING PERSON* IN

(1) Consists of the ordinary shares owned by Norwich Investment Limited. Does not include (a) 107,500 ordinary shares issuable upon exercise of 215,000 warrants owned by Norwich Investment Limited or (b) 21,500 ordinary shares issuable upon conversion of rights owned by Norwich Investment Limited. Each warrant is exercisable at a price of $11.50 per full share commencing on the later of (x) the completion of an initial business combination and (y) August 1, 2019, and expires 5 years after the completion of an initial business combination, or earlier upon redemption. The rights convert automatically upon the closing of a business combination.

CUSIP No. G8959N 106	13G	Page 4 of 7 Pages

Item 1.

(a)	Name of Issuer: Tottenham Acquisition I Limited

(b)	Address of Issuer's Principal Executive Offices: Suite 902, 9/F, Lucky Building, 39-41 Wellington Street Central, Hong Kong

Item 2.

(a)	Name of Person Filing:	Norwich Investment Limited
Jason Wong

(b)	Address of Principal Business Office or if none, Residence:

c/o Tottenham Acquisition I Limited
Suite 902, 9/F, Lucky Building, 39-41 Wellington Street
Central, Hong Kong

(c)	Citizenship:	Norwich Investment Limited – Hong Kong
Jason Wong – Hong Kong

(d)	Title of Class of Securities: Ordinary shares, $0.0001 par value

(e)	CUSIP Number: G8959N 106

Item 3.	Not Applicable

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

Norwich Investment Limited – 1,065,000 shares.

Jason Wong – 1,065,000 shares. Consists of ordinary shares owned by Norwich Investment Limited.

The foregoing does not include (a) 107,500 ordinary shares issuable upon exercise of 215,000 warrants owned by Norwich Investment Limited or (b) 21,500 ordinary shares issuable upon conversion of rights owned by Norwich Investment Limited. Each warrant is exercisable at a price of $11.50 per full share commencing on the later of (x) the completion of an initial business combination and (y) August 1, 2019, and expires 5 years after the completion of an initial business combination, or earlier upon redemption. The rights convert automatically upon the closing of a business combination.

Jason Wong has voting and dispositive power over the securities owned by Norwich Investment Limited.

CUSIP No. G8959N 106	13G	Page 5 of 7 Pages

(b)	Percent of Class:

Norwich Investment Limited – 20.5%

Jason Wong – 20.5%

The foregoing percentages are based on 5,965,000 ordinary shares outstanding as of December 31, 2018.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Norwich Investment Limited – 1,065,000 shares.

Jason Wong – 1,065,000 shares.

(ii)	shared power to vote or to direct the vote:

Norwich Investment Limited – 0 shares.

Jason Wong – 0 shares.

(iii)	sole power to dispose or to direct the disposition of:

Norwich Investment Limited – 1,065,000 shares.

Jason Wong – 1,065,000 shares.

(iv)	shared power to dispose or to direct the disposition of:

Norwich Investment Limited – 0 shares.

Jason Wong – 0 shares

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: Not Applicable

CUSIP No. G8959N 106	13G	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2019

NORWICH INVESTMENT LIMITED

By:/s/ Jason Wong
Name: Jason Wong
Title: Director

/s/ Jason Wong
Jason Wong

CUSIP No. G8959N 106	13G	Page 7 of 7 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the ordinary shares, $0.0001 par value, of Tottenham Acquisitions I Limited, a British Virgin Islands company, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this agreement as of February 8, 2019.

NORWICH INVESTMENT LIMITED

By:/s/ Jason Wong
Name: Jason Wong
Title: Director

/s/ Jason Wong
Jason Wong